UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULES 13a-16 AND

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 06, 2005

SUPERMERCADOS UNIMARC S.A.

(UNIMARC SUPERMARKETS, INC.)

(Translation of registrant's name into English)

Avda. Presidente Eduardo Frei Montalva No.1380 - Renca

(Santiago de Chile, Santiago)

(56 2) 687 - 7000

__________________________________

Form 20-F Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3.2(b) under the Securities Exchange Act of 1934

Yes No

Supermercados Unimarc S.A.

Report on Form 6-K

Table of Contents

  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Notice of the Ordinary General Meeting of Shareholders of the society.
  A free English translation from Spanish of a filing by the Company with the Chilean Securities and Insurance Superintendence relating to the Essential Fact about the Chairman of the Board of Directors and the Auditors Committee of the society.
  A filing indicated in (1) and (2) in Spanish.

SANTIAGO, May 03, 2005

Mr.

Securities and Insurance

Superintendence

Present

Ref.: Essential Fact

Under my consideration:

In Meeting of the Board of Directors taken place with date May 2, 2005, to which the elect managing gentlemen attended in the Ordinary Meeting of Shareholders taken place with the same date, was chosen as Chairman of the Boards of the society Mr. Francisco Javier Errazuriz Ovalle.

Also, in execution to that settled down in the Circular number 1,526 of the Securities and Insurance Superintendence, we inform that in the same Meeting of Directors of the society, were designated as members of the Committee of Directors to that refers the article 50 bis of the Ley de Sociedades Anonimas, Mr. Ramon Mendez Cifuentes; Mr. Victor H. Cantillano Vergara and Mr. Juan E. Barriga Ugarte, that were designated with the votes of the controller's and the related companies.

Sincerely yours,

Eduardo Viada Aretxabala

Chief Executive Officer

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

SANTIAGO, May 06, 2005

Mr.

Alejandro Ferreiro Yazigi

Securities and Insurance Superintendent

Present

Ref.: Registration in the Stock and Securities Registry under number 447

Under my consideration:

Of conformity to that pointed out in the Norm of Character General Number 30, I attach it copies of the Ordinary Meeting of Shareholders of the society Unimarc Supermarkets, Inc., taken place with date April 26, 2005, the one that is properly certified for the Chief Executive Officer of the company.

Sincerely yours,

Eduardo Viada Aretxabala

Chief Executive Officer

Copy: Santiago Stock Exchange

Valparaiso Stock Exchange

Electronic Stock of Chile

General file

GENERAL MEETING OF SHAREHOLDERS

SUPERMERCADOS UNIMARC S.A.

In Santiago, 26th of April, 2005, at 18:00 hrs, it was held the General and Ordinary Shareholders Meeting of Supermercados Unimarc S.A., in its domicile, Amunategui 178, 6th Floor, as it was convoked by its Board of Directors, pursuant to Legal norms and to its bylaws.

PRESIDENT AND SECRETARY

The Ordinary Shareholders meeting was preside by Mr. Victor Hugo Vergara. Mr. Rodrigo Veliz Tapia, company's lawyer acted as secretary. Mr. Guillermo Castaneda Latorre, chief accountant officer was specially invited.

ATTENDANCE

The General Meeting was held with the attendance of the following shareholders.

  Mr. Victor Hugo Cantillano Vergara, on behalf of The Bank of New York, for 36,446,750 shares; and by himself for 5,583 shares.
  Mr. Alvaro Gacitua Toledo on behalf of Renta Nacional Compania de Seguros de Vida S.A. for 171,913,643 shares.
  Mr. Pedro Pablo Silva on behalf of Renta Nacional Compania de Seguros Generales S.A. for 26,850,000 shares
  Mr. Emilio Saraniti Martinez on behalf of Alimentos Nacionales S.A. for 721,318,546 shares.
  Mr. Rodrigo Veliz Tapia on behalf of Administradora de Mutuos Hipotecarios Mi Casa S.A. for 2,432,718 shares.
  Mr. Rodrigo Rojas Fernandez on behalf of Beta Administradora de Fondos de Inversion S.A. for 31,227,368 shares.

There upon, the meeting was attended by 1,082,272,408 shares equivalent to an 85.75% of the total existing shares.

ATTENDANCE RECORD

The President request the shareholders who attended the Meeting to sign the Attendance Record pursuant to Corporations' Bylaw

TABLE

The president stated that the Ordinary and general Meeting was open, as al the requisites were accomplished.

SUMMONS

The president stated that summons formalities were accomplished. The 8th, 12th and 14th of April were published in La Nacion Newspaper the correspondent adds. Besides there were sent to each of shareholder's address registered in the Company, a letter. The Superintendencia de Valores y Seguros was informed of the Meeting

The Balance and its final results were published the 14th of April 2005 in La Nacion Newspaper

SIGNING OF THE ACT

The President expressed that it is imperative that the Shareholders Meeting's Act have to be signed by the Shareholders Alimentos Nacionales S.A., Fruticola Nacional S.A. and Renta Nacional Compania de Seguros de Vida S.A. together with the President and the Secretary.

Therefore it is approved the said point with unanimity.

AIM OF THE SHAREHOLDERS MEETING

The president expressed that the Shareholders Meeting's aim, is that the shareholders express their view regarding the Memory, the Balance Sheet and other Financial Statements presented by the Administration of the Company, and other External Auditor's report corresponding to the period 2004. Besides the Shareholders have to be informed of the matters pursuant to article 44 of the Law 18.046; of the distribution of utilities of the period and the distribution of dividends; the designation of external auditors, the election of the members of the Board of Directors and the determination of the salary of them, the election of the committee of Directors, their salary and other matters that are not discussed in an Extraordinary Shareholders Meeting.

MEMORY AND BALANCE SHEET

The President expressed that it was refer to the Shareholders Meeting, the approval of the Annual Memory, as the General balance and the results of the statements corresponding to the period ending the 31st of December 2004. On that regard, the President made a brief report on the issues above mentioned.

BRIEF FINANCIAL REPORT

The President informed the activities that were developed by the Company during the year 2004, indicating the operational incomes got, a sales and industries report and the business developed in the period.

He informed that during the year 2004, Supermercados Unimarc run 42 sales rooms, 26 of which are in the Region Metropolitana, and the other 16 are in the regions Quinta to Decima. IT was stood out by the president, that during the year 2004 four new sales rooms were opened. Besides the exiting shop units were restyled and there was a technology renovation of the check machines. On the other hand the commercial strategy of the Company has aimed to the selling of imported products that have a cost advantage that benefits the Clients of the Company and give a better margin to the business.

He also informed that on the period ending the last 31st of December of 2004, the Company has a lost of $7,115,007,748 (Chilean pesos), which represent a lost over equity of 7.83%

The Board of Director agreed to approve all the operations described by Mr. President.

ACOMPLISHMENT PURSUANT CIRCULAR NUMBER 607

Besides of the information given and in order to accomplish the issues pursuant to Circular 607, the President gave the following information:

The result of the period 2004 is a lost of $7,115,007,748.

The accumulated utility fund is of $ 17,344,505,998

During the period there was no dividends distribution.

Once the distribution of the revalue of the Company's capital was made, the capital paid of the Company is of $57,843,535,979.

The number of shares issued by the Company is 1,261,849,619 all of them are paid and signed.

EQUITY ACCOUNTS

On regard to the equity accounts, the President informed that the fund of the revalue of Company's capital is of $2,448,663,384. This refers to the capital paid and the other accounts representing equity which are distributed in the following manner:

Capital $ 1,410,817,951

Other Reserves $ (106,807,050)

Over Price on Shares issued $ 721,615,751

Accumulated Utilities Fund $ 423,036,732

Total Revalue $ 2,448,663,384

The Shareholders Meeting approved what was stated pursuant to Circular Number 607 of the Superintendencia de Valores y Seguros. The Shareholders Meeting decided to distribute the revalue of Company's capital fund

As per stated, the final figures remain as follow:

Paid Capital is $57,843,535,979 divided in 1,261,849,619 shares paid and signed without nominal price. Its book price to the 31st of December, 2004 is of $72.04. The account other reserves is $(6,756,905,398); the accumulated utilities fund is of $17,344,505,998; the over price in the selling of Company's shares is of $29,586,245,791, and Company's period lost is of $7,115,007,748. The final equity is of $90,902,374,622.

The Shareholders Meeting approved the Memory and the Financial Statements of the period 2004, and the opinion of the external auditors.

DISTRIBUTION OF UTILITY OF THE PERIOD AND DISTRIBUTION OF DIVIDENDS

The President explained there is not going to be dividends distributions as the lost of the term are of $7,115,007,748.

The General Ordinary Meeting approved the decision by unanimity.

ARTICLE 44. LAW OF ANONYMOUS SOCIETIES

The President explained specifically all the operations developed and performed by the Company during the Term 2004, explaining that these operations were performed as per market conditions.

The President after finishing asked if anybody had a doubt or question on the issue hereafter referred.

The General Ordinary Meeting by unanimity approved the operations refereed to Article 44 of the Law 18,046, Ley de Sociedades Anonimas.

DIRECTORS' ELECTIONS AND SALARY

The President explained because of the vacancy of one of the members by the designation of Mr. Viada as Chief Executive Officer of the Company, the board of Director should be renew completely, by three years, according the statutes. So are proposed to be Directors of the Company:

Mr. Patricio Bosselin Molina

Mr. Ramon Mendez Cifuentes.

Mr. Cesar Macias Quiroz.

Mr. Francisco Javier Errazuriz Ovalle.

Mr. Elias Errazuriz Errazuriz.

Mr. Juan Enrique Barriga Ugarte.

Mr. Victor Hugo Cantillano Vergara.

Was constancy that the Directors was elected by the controller shareholders (Alimentos Nacionales S.A.) and the related entities (Renta Nacional Compania de Seguros de Vida S.A.; Renta Nacional Compania de Seguros Generales S.A.; Ganadera Las Cruces S.A.; Fruticola Nacional S.A.; Alimentos Nacionales S.A.; Administradora de Mutuos Hipotecarios Mi Casa S.A.; and Victor Hugo Cantillano Vergara).

Refrain from vote the shareholders The Bank of New York and Beta Administradora de Fondos de Inversion S.A.

The Ordinary General Meeting approved by unanimity all the designation.

With the respect, and by the situation of the Company, it is proposes that the Directors should not be paid.

The Meeting approved the last point referred.

DESIGNATION OF DIRECTORS COMMITTEE AND SALARY

Because of the company has stock-exchange equity greater to 1,500,000 Unidades de Fomento, according article 50 bis of the Ley de Sociedades Anonimas, Law number 18,046, its necessary create a Directors Committee conforming by three members.

Was proposed the approbation the designation of Directors Committee.

The shareholders meeting approved this point.

Also, as indicated by the legal norm before mentioned, correspond to the Meeting establishment the salary of the Directors Committee and the year budget. Was proposed a salary of each member the amount of 1.5 Unidades de Fomento for each meeting that assist, and a year budget of 100 Unidades de Fomento.

The shareholders meeting approved this point.

DESIGNATION OF EXTERNAL AUDITORS

In this respect, the President indicate that according to article 50 bis, the Directors Committee going to proposed to the Board of Directors the External Auditors for the present exercise. Nevertheless, is proposed to the Shareholders Meeting that going to designate as external auditors to whichever of the following: Ernst & Young, Price Waterhouse, Deloitte & Touche; KPMG Jeria y Asociados; Grant Thorton International, and ACG Auditores Consultores Gerenciales Limitada Correspondent of RSM International, powered to the Directors Committee for proposed to the Board of Directors, for this nominee. The designate of one of said auditors will be taking into account the services offered and the cost of them.

After a short debate, the shareholders meeting approved the President proposition.

DIVIDENDS POLICY

Though there are not dividends to distribute, the President explains that if in the future are dividends the Meeting will have to decide whether to distribute them o to accumulate them. Though always at least the 30% of the utilities will be distributed among the shareholders according the Law, unless the unanimity of the shareholders with vote rights decided something else.

In respect to additional dividends or provisional dividends, the distribution of them will depend on the Economy and the results of the Company. In otherwise, this proposal corresponds to the intention of the Boards of Directors, and definitely the compliance to depend of the results that obtain the company and the shareholders decisions.

The Meeting approved the proposal dividends policy.

PUBLIC DEED

It is proposed that one of the lawyers, Rodrigo Veliz Tapia or Rodrigo Cortes Munoz, put on public deed the Meeting herein. The Meeting approved the proposal by unanimity.

Without any other pending issue, the Meeting was raised being 18:30 hours.

Santiago, 3 de mayo de 2005.

Senores

Superintendencia

de Valores y Seguros

Presente

Ref.: Hecho Esencial

De nuestra consideracion:

En Sesion de Directorio celebrada con fecha 2 de mayo de 2005, a la que asistieron los senores directores electos en la Junta Ordinaria de Accionistas celebrada con la misma fecha, se eligio al Presidente de la sociedad a don Francisco Javier Errazuriz Ovalle.

Asimismo, en cumplimiento a lo establecido en la Circular numero 1,526 de la Superintendencia de Valores y Seguros, informamos que en la misma Sesion de Directorio de la sociedad, se acordo designar como miembros del Comite de Directores a que se refiere el articulo 50 bis de la Ley de Sociedades Anonimas, a los senores Ramon Mendez Cifuentes; Victor H. Cantillano Vergara y Juan E. Barriga Ugarte, que fueron designados con los votos del controlador y las empresas relacionadas.

Sin otro particular, les saluda atentamente,

EDUARDO VIADA ARETXABALA

GERENTE GENERAL

c.c.:Sr. Gerente Bolsa de Comercio de Santiago.

Sr. Gerente Bolsa Electronica.

Sr. Gerente Bolsa de Corredores Bolsa de Valores.

Santiago, 6 de Mayo de 2005

DA.044/05

Senor

Alejandro Ferreiro Yazigi

Superintendente de Valores y Seguros

Presente

Ref.: Inscripcion Registro de Valores Nro. 447

De mi consideracion:

De conformidad a lo senalado en la Norma de Caracter General Nro. 30, adjunto copia de la Junta Ordinaria de Accionistas de la sociedad Supermercados Unimarc S.A., celebrada con fecha 26 de Abril de 2005, la que se encuentra debidamente certificada por el Gerente General de la compania.

Saluda atentamente a usted,

Eduardo Viada Aretxabala

Gerente General

Inc.: lo citado

c.c.: Sres. Bolsa de Comercio de Santiago

Sres. Bolsa de Comercio de Valparaiso

Sres. Bolsa Electronica de Chile

Archivo General

JUNTA ORDINARIA DE ACCIONISTAS

SUPERMERCADOS UNIMARC S.A.

En Santiago de Chile, el 26 de Abril de 2005, siendo las 18:00 horas, se celebro la Junta Ordinaria de Accionistas de la sociedad SUPERMERCADOS UNIMARC S.A. en el domicilio de Amunategui 178 Piso 6 de Santiago, a que convocara su Directorio en conformidad con las disposiciones legales vigentes y sus estatutos.

PRESIDENTE Y SECRETARIO

Presidio la Junta don Victor Cantillano Vergara y actuo de Secretario el abogado de la compania don Rodrigo Veliz Tapia. Especialmente invitado el jefe de contabilidad don Guillermo Castaneda Latorre.

ASISTENCIA

La Junta se llevo a cabo con la asistencia de los siguientes accionistas:

1.- Don Victor Hugo Cantillano Vergara en representacion de:

The Bank of New York por 36,446,750 acciones y por si por 5,583 acciones

2.- Don Alvaro Gacitua Toledo en representacion de:

Renta Nacional Compania de Seguros de Vida S.A. por 171,913,643 acciones.

3.- Don Pedro Pablo Silva en representacion de:

Renta Nacional Compania de Seguros Generales S.A. por 26,850,000 acciones.

4.- Don Carlos Pezoa Olivares en representacion de:

Ganadera Las Cruces S.A. por 25,362,359 acciones.

Fruticola Nacional S.A. por 66,715,441 acciones.

5.- Don Emilio Saraniti Martinez en representacion de:

Alimentos Nacionales S.A. por 721,318,546 acciones.
  Don Rodrigo Veliz Tapia, en representacion de:

Administradora de Mutuos Hipotecarios Mi Casa S.A. por 2,432,718 acciones.

5.- Don Rodrigo Rojas Fernandez en representacion de Beta Administradora de Fondos de Inversion S.A. por 31,227,368 acciones.

En consecuencia, se encontraban presentes y validamente representadas un total de 1,082,272,408 acciones equivalentes al 85.75% de las acciones emitidas.

HOJA DE ASISTENCIA: El Presidente pidio dejar constancia que los accionistas presentes firmaran la hoja de asistencia en conformidad a lo dispuesto por el Reglamento de Sociedades Anonimas.

CONSTITUCION DE LA MESA: El Presidente declaro constituida la Junta y abierta la Junta habiendose cumplido los requisitos legales para su celebracion.

CITACION: El Presidente senala que se cumplieron las formalidades de citacion, que se publico la citacion los dias 8, 12 y 14 de Abril de este ano en el Diario La Nacion y se envio carta a los senores accionistas al domicilio registrado en la compania. Asimismo se informo a la Superintendencia de Valores y Seguros de la celebracion de esta Junta.

El Balance de la sociedad y su estado de resultados se publicaron el dia 14 de Abril de 2005 en el Diario La Nacion.

FIRMA DEL ACTA: El Presidente expreso que es necesario senalar que el acta de la presente Junta sera firmada por los accionistas Alimentos Nacionales S.A., Fruticola Nacional S.A. y Renta Nacional Compania de Seguros de Vida S.A. junto con el Presidente y Secretario de la Junta.

Por tanto se aprueba por unanimidad que se firme el acta respectiva por los accionistas propuestos.

OBJETO DE LA JUNTA: El Presidente expone que la Junta tiene por objeto pronunciarse sobre la Memoria, el Balance General, otros Estados Financieros presentados por la administracion de la sociedad e Informes de los Auditores Externos correspondientes al ejercicio del ano 2004; ser informada de las materias a que se refiere el articulo 44 de la ley de sociedades anonimas; la distribucion de las utilidades del ejercicio y reparto de dividendos; la designacion de los auditores externos, la eleccion de los miembros del Directorio y la determinacion de su remuneracion, eleccion de los miembros del comite de Directores y su remuneracion y demas materias que no sean propias de Junta Extraordinaria.

MEMORIA Y BALANCE DEL EJERCICIO 2004: A continuacion, el Presidente senalo que se sometia a la aprobacion de la Junta de Accionistas, la memoria anual, como asimismo el balance general y estados de resultados correspondientes al ejercicio finalizado al 31 de Diciembre de 2004. Para tal efecto, el Presidente hizo una breve exposicion sobre el balance y los resultados del ejercicio.

RESENA FINANCIERA: A continuacion el Presidente dio cuenta de las actividades realizadas por la compania durante el ano 2004, indicando los ingresos operacionales, comportamiento de las ventas y de la industria de Supermercados, y los negocios realizados.

Informo que durante el ano 2004, Supermercados Unimarc S.A. opera con 42 locales de los cuales 26 se encuentran en la Region Metropolitana y 16 distribuidos entre las regiones Quinta a Decima, destacandose que durante el ano se abrieron 4 nuevos puntos de venta. Ademas de ello se remodelaron varios locales y se procedio a la renovacion tecnologica de la totalidad de las cajas registradoras de la cadena. Por su parte la estrategia comercial de la Compania ha apuntado al abastecimiento de productos importados, que presentan ventajas de costos para asi poder traspasarselos a nuestros clientes ademas de mejorar los margenes del negocio.

Informo que en el ejercicio finalizado el 31 de diciembre del ano 2004 la sociedad genero una perdida ascendente a $7,115,007,748, lo que represento una perdida de 7.83% sobre el patrimonio.

La Junta, por unanimidad, acordo dar su integra aprobacion a todas las operaciones referidas por el senor Presidente.

CUMPLIMIENTO DE LO PRECEPTUADO EN CIRCULAR Nro. 607: Ademas, y para dar cumplimiento a lo preceptuado en la Circular Nro. 607 de la Superintendencia de Valores y Seguros de fecha 13 de Febrero de 1987, el Presidente entrega a la Junta la siguiente informacion:

El resultado del ejercicio 2004 asciende a una perdida de $7,115,007,748.

El fondo de utilidades acumuladas alcanza a $17,344,505,998.

Durante el ejercicio no se repartieron dividendos provisorios.

Una vez realizada la distribucion de la revalorizacion del capital propio, el capital pagado de la sociedad es la cantidad de $57,843,535,979.

El numero de acciones emitidas de la sociedad es de 1,261,849,619, todas las cuales se encuentran suscritas y pagadas.

CUENTAS DEL PATRIMONIO: En cuanto a las cuentas del patrimonio, el senor Presidente informo que el fondo de revalorizacion del capital propio asciende a $2,448,663,384 entre el capital pagado y demas cuentas representativas del patrimonio y se distribuye de la siguiente manera.

Al capital $ 1,410,817,951

Otras Reservas $ (106,807,050)

Sobre Precio en Venta de Acciones Propias $ 721,615,751

Al Fondo de Utilidades Acumuladas $ 423,036,732

Total Revalorizacion $ 2,448,663,384

La Junta dio por aprobado lo preceptuado por la Circular Nro. 607 de la Superintendencia de Valores y Seguros.

La Junta acuerda aprobar la distribucion del fondo de revalorizacion del capital propio.

En conformidad a los acuerdos aprobados precedentemente, los saldos finales resultantes son:

El capital pagado es $57,843,535,979, dividido en 1,261,849,619 acciones suscritas y pagadas sin valor nominal, cuyo valor libro al 31 de diciembre de 2004 es de $72.04; la cuenta otras reservas es de $(6,756,905,398); el fondo de utilidades acumuladas es de $17,344,505,998; el sobre precio en venta de acciones propias es de $29,586,245,791 y la perdida del ejercicio es de $7,115,007,748; quedando el patrimonio final en $90,902,374,622.

La Junta da por aprobada la memoria y los estados financieros del Ejercicio 2004, asi como la opinion de los auditores externos.

DISTRIBUCION DE UTILIDADES DEL EJERCICIO Y REPARTO DE DIVIDENDOS:

El Presidente informo que las perdidas del ejercicio alcanzan la suma de $7.115.007.748, y no se han repartido dividendos provisorios. Por lo tanto indico que no procede distribuir dividendos.

La Junta lo aprobo por unanimidad.

ARTICULO 44 DE LA LEY DE SOCIEDADES ANONIMAS: Con relacion a esta materia, el senor Presidente se refiere en detalle a todas las operaciones con partes relacionadas aprobadas por el directorio de la compania durante el ejercicio 2004, y a todas aquellas que se contienen en la Nota Nro. 6 de los Estados Financieros del mismo ejercicio, indicando que todas aquellas operaciones se realizaron en condiciones equitativas a las que prevalecen en el mercado.

Terminada la explicacion detallada del senor Presidente, se ofrecio la palabra.

La Junta por unanimidad, acordo dar su integra aprobacion a todas las operaciones referidas al articulo 44 de la Ley de Sociedades Anonimas.

ELECCION DE LOS DIRECTORES Y SU REMUNERACION: El Presidente informa que procede continuar, con la eleccion del directorio de la compania, al encontrarse vacante uno de los cargos del directorio, que quedara vacante por la designacion del senor Viada como Gerente General, en definitiva, corresponde renovar el Directorio, el que durara en el ejercicio de sus funciones tres anos conforme a los estatutos. Para tal efecto, se somete a la consideracion de la Junta los siguientes miembros para conformar el Directorio de la Compania:

Senor Patricio Bosselin Molina

Senor Ramon Mendez Cifuentes

Senor Cesar Macias Quiroz

Senor Francisco Javier Errazuriz Ovalle

Senor Elias Errazuriz Errazuriz

Senor Juan Enrique Barriga Ugarte

Senor Victor Hugo Cantillano Vergara

Se dejo constancia que los directores fueron elegidos por el controlador (Alimentos Nacionales S.A.) y por los relacionados (Renta Nacional Compania de Seguros de Vida S.A.; Renta Nacional Compania de Seguros Generales S.A.; Ganadera Las Cruces S.A.; Fruticola Nacional S.A.; Alimentos Nacionales S.A.; Administradora de Mutuos Hipotecarios Mi Casa S.A. y Victor Hugo Cantillano Vergara).

Se abstuvieron de votar el accionista The Bank of New York, y Beta Administradora de Fondos de Inversion S.A.

La Junta aprueba por unanimidad la designacion de tales directores.

Al respecto, y dada la situacion de la compania, se propone que no se remunere a los directores de la compania.

La Junta da por aprobado este punto.

DESIGNACION Y REMUNERACION DEL COMITE DE DIRECTORES: Teniendo presente que la compania tiene un patrimonio bursatil superior a 1.500.000 unidades de fomento, procede que de conformidad a lo dispuesto en el articulo 50 bis de la ley de sociedades anonimas, ley numero 18.046, crear un comite de directores compuesto por tres miembros.

Se propone la aprobacion de la designacion del comite de directores.

La Junta da por aprobado este punto.

Tambien segun lo preceptuado en la norma legal antes mencionada corresponde a la junta fijar la remuneracion del comite de directores y su presupuesto anual. Se propone como remuneracion a cada miembro del comite la suma de 1,5 unidades de fomento por reunion a la que asistan y un presupuesto anual de 100 unidades de fomento.

La Junta aprueba este punto.

DESIGNACION DE LOS AUDITORES EXTERNOS: Al respecto el Presidente senala que de conformidad al articulo 50 Bis, sera el comite de directores que proponga al Directorio los Auditores Externos para el presente ejercicio, sin embargo se sugiere a la junta de accionistas que sean una cualquiera de las empresas auditoras ERNST & YOUNG, PRICE WATERHOUSE, DELOITTE TOUCHE, KPMG JERIA Y ASOCIADOS GRANT THORNTON INTERNATIONAL S.A. y ACG AUDITORES CONSULTORES GERENCIALES LTDA., CORRESPONDENT OF RSM INTERNATIONAL, facultando al comite de directorio para que proponga al directorio una cualesquiera de ellas, para que este lo designe. La determinacion definitiva debera tener en cuenta los servicios ofrecidos por las firmas indicadas y el costo de los mismos.

Tras un breve debate, la Junta aprueba la proposicion del senor Presidente.

POLITICA DE DIVIDENDOS: A pesar de no existir dividendos que distribuir el senor Presidente senala que es politica de dividendos de la compania que las utilidades generadas en los ejercicios comerciales anuales seran sometidas a la aprobacion de la Junta respectiva que determinara si estas utilidades se distribuiran como dividendos o se destinaran a un fondo social. En todo caso, es voluntad del Directorio que al menos se reparta el 30% de las utilidades liquidas del ejercicio como dividendo minimo obligatorio, en la forma que estipula la ley y a menos que la unanimidad de las acciones emitidas con derecho a voto determine un porcentaje menor, o que la mayoria pertinente acuerde repartir un porcentaje mayor.

Respecto de dividendos adicionales y de dividendos provisorios y dependera de la evolucion de la economia y de los resultados que se vayan produciendo durante el curso del ano. En todo caso, el esquema presentado corresponde a la intencion del Directorio, por lo que su cumplimiento quedara condicionado a las utilidades que realmente se obtengan como asi tambien a los resultados que senalen las proyecciones que periodicamente pudiere efectuar la sociedad y a las decisiones que tomen los senores accionistas.

La Junta aprobo la politica de dividendos propuestas por unanimidad.

REDUCCION A ESCRITURA PUBLICA: Se propone facultar a los abogados Rodrigo Veliz Tapia y Rodrigo Cortes Munoz para que, conjunta o separadamente, reduzcan a escritura publica las partes pertinentes de la presente Junta.

La Junta por unanimidad aprueba la proposicion.

Sin otro asunto que tratar, se levanto la sesion siendo las 18:30 horas.